Leading Brands, Inc.
Management’s Discussion & Analysis
For the three and nine months ended November 30, 2009

January 4, 2010

The following information should be read in conjunction with the Company’s February 28, 2009 audited consolidated financial statements. These statements, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 19 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars. In this report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

Overview

Leading Brands, Inc. (the “Company”) and its subsidiaries are involved in the development, bottling, marketing and distribution of healthy beverages.

The Company sells a collection of its own and licensed brands (that it purchases for resale) through its Integrated Distribution System (IDS) of distributors, wholesalers, and chain stores and also bottles for third parties. Its principal product lines include juices and waters.

Overall Performance

The major developments during the three months ended November 30, 2009 included:

  The Company improved its margin percentage from 31.1% in the quarter ended November 30, 2008 to 44.3% in the quarter ended November 30, 2009; and

  The Company reduced its sales, general and administration costs by 33.6% over the same quarter of the prior year.

For the three months ended November 30, 2009, the Company reported gross sales of $4.67 million and an after tax net income of $66,288 as compared to gross sales of $7.17 million and a net loss of $535,769 in the corresponding quarter of the prior year. The increase in profitability in 2009 as compared to the corresponding period in 2008 was primarily the result of the Company focusing its efforts in areas that are more profitable, improving efficiencies and business practices and reducing sales, general and administration costs.

Risks

The types of risks and uncertainties that may affect the Company have not changed since February 28, 2009 and are available in the February 28, 2009 annual Management’s Discussion and Analysis. Disclosure of capital and financial risk management can be found in note 10 and note 11 of the quarterly financial statements.

Results of Operations

Sales

	Quarter ended	Quarter ended
Sales	November 30, 2009	November 30, 2008	Change
Gross sales	$4,667,926	$7,170,318	$(2,502,392)
Discounts, rebates
and slotting fees	(317,223)	(960,395)	643,172
Net sales	$4,350,703	$6,209,923	$(1,859,220)

Gross sales for the quarter ended November 30, 2009 were $4,667,926 compared to $7,170,318 for the same quarter of the previous year, representing a decrease of 34.9% . The decrease of $2,502,392 in gross sales for the three months ended November 30, 2009 was the result of the following:

o	decreased revenues from products that the Company manufactures of $1,067,141 largely due to the Company focusing its efforts on areas that are more profitable; and
o	decreased sales of products that the Company purchases for resale of $1,435,251 mostly due to the discontinuation of the low margin food products.

Discounts, rebates and slotting fees for the quarter ended November 30, 2009 decreased $643,172, as a result of lower discounts for products that the Company manufactures in the amount of $584,161 and lower discounts for products that the Company purchases for resale of $59,011.

	Nine months ended	Nine months ended
Sales	November 30, 2009	November 30, 2008	Change
Gross sales	$17,190,906	$26,096,802	$(8,905,896)
Discounts, rebates
and slotting fees	(1,318,223)	(3,578,185)	2,259,962
Net sales	$15,872,683	$22,518,617	$(6,645,934)

Gross sales for the nine months ended November 30, 2009 were $17,190,906 compared to $26,096,802 for the same period of the previous year, representing a decrease of 34.1% . The decrease of $8,905,896 in gross sales for the nine months ended November 30, 2009 was the result of the following:

o	decreased revenues from products that the Company manufactures of $5,606,747 largely due to the Company focusing its efforts on areas that are more profitable; and
o	decreased sales of products that the Company purchases for resale of $3,299,149 mostly due to the discontinuation of the low margin food products,

Discounts, rebates and slotting fees for the nine months ended November 30, 2009 decreased $2,259,962 as a result of lower discounts for products that the Company manufactures in the amount of $2,184,016 and lower discounts for products that the Company purchases for resale of $75,946.

Cost of Sales

Cost of sales for the quarter ended November 30, 2009 was $2,422,084 compared to $4,277,545 for the same quarter of the previous year, representing a decrease of 43.4% . The decrease of $1,855,461 in cost of sales for the three months ended November 30, 2009 was the result of the following:

o	decreased cost of sales of products that the Company manufactures of $732,365 largely due to the Company focusing its efforts on areas that are more profitable; and
o	decreased cost of sales of products that the Company purchases for resale of $1,123,096 mostly due to the discontinuation of the low margin food products.

Cost of sales for the nine months ended November 30, 2009 was $8,855,876 compared to $15,138,709 for the same period of the previous year, representing a decrease of 41.5% . The decrease of $6,282,833 in cost of sales for the nine months ended November 30, 2009 was the result of the following:

o	decreased cost of sales of products that the Company manufactures of $3,668,193 largely due to the Company focusing its efforts on areas that are more profitable; and
o	decreased cost of sales of products that the Company purchases for resale of $2,614,640 mostly due to the discontinuation of the low margin food products.

Margin

Margin for the quarter ended November 30, 2009 was $1,928,619, or 44.3%, compared to $1,932,378, or 31.1%, for the same quarter of the previous year, representing an increase in margin percentage of 13.2% . The decrease of $3,759 in margin for the three months ended November 30, 2009 was the net result of the following:

o	increased margin from products that the Company manufactures of $249,385 largely due to the Company focusing its efforts on areas that are more profitable; offset by
o	decreased margin from products that the Company purchases for resale of $253,144 due to the discontinuation of the low margin food products and lower margins from sales of licensed beverages.

Margin for the nine months ended November 30, 2009 was $7,016,807, or 44.2%, compared to $7,379,908, or 32.8%, for the same period of the previous year, representing an increase in margin percentage of 11.4% . The decrease of $363,101 in margin for the nine months ended November 30, 2009 was the result of the following:

o	increased margin from products that the Company manufactures of $245,462 largely due to the Company focusing its efforts on areas that are more profitable; offset by
o	decreased margin from products that the Company purchases for resale of $608,563 due to the discontinuation of the low margin food products and lower margins from sales of licensed beverages.

Selling, General and Administration Expenses

Selling, general and administration expenses for the quarter ended November 30, 2009 were $1,541,051 compared to $2,320,545 for the same quarter of the previous year representing a decrease of 33.6% . The decrease of $779,494 is the effect of:

  lower selling and marketing expenses of $382,127;
  lower administration costs of $218,776; and
  lower operating costs of $178,591.

Selling, general and administration expenses for the nine months ended November 30, 2009 were $4,612,774 compared to $7,995,342 for the same period of the previous year representing a decrease of 42.3% . The decrease of $3,382,568 is the effect of:

  lower selling and marketing expenses of $2,028,693;
  lower administration costs of $649,466; and
  lower operating costs of $704,409.

Other Expenses and Income:

Interest on long-term debt decreased from $77,682 to $53,427 for the quarter ended November 30, 2009 and from $255,478 to $172,130 for the nine months ended November 30, 2009 compared to the same periods of the prior year due to lower average borrowing levels and lower interest rates. Interest on current debt decreased from $34,244 to $38 for the quarter ended November 30, 2009 and from $114,284 to $7,160 for the nine months ended November 30, 2009 compared to the same periods of the prior year for the same reasons.

For the quarter ended November 30, 2009, the Company recorded other income of $1,995 compared to $4,569 in the corresponding quarter of the prior year and in the nine months ended November 30, 2009 the Company recorded other income of $3,193 compared to $30,807 in the corresponding period of the prior year from interest on bank balances.

For the quarter ended November 30, 2009, the Company recorded a non-cash income tax expense of $91,290 corresponding to operating profits in the Canadian operating entities, as compared to a recovery of $160,406 in the same quarter of the prior year and a non-cash income tax expense of $616,250 in the nine months ended November 30, 2009 compared to an income tax recovery of $164,345 in the corresponding period of the prior year. Future income tax assets in other operating entities were offset by a valuation allowance.

Summary of Quarterly Results

	November 30		August 31		May 31		February 28/29
	2009	2008	2009	2008	2009	2008	2009	2008
Net sales / operating revenue	$ 4,350,703	$6,209,923	$ 6,112,917	$ 8,109,498	$ 5,409,063	$ 8,199,196	$ 5,677,033	$ 6,772,235
Net income (loss)	$66,288	$ (535,769)	$ 809,455	$ (290,571)	$ 202,474	$ (558,913)	$ (928,442)	($2,290,192)
Net income (loss) per share	$0.00	($0.03)	$0.04	($0.01)	$0.01	($0.03)	($0.05)	($0.12)
Net income (loss) per share, diluted	$0.00	($0.03)	$0.04	($0.01)	$0.01	($0.03)	($0.05)	($0.12)

In all quarters, income (loss) before extraordinary items and income (loss) per share before extraordinary items are the same as net income (loss) and net income (loss) per share respectively.

The performance in the first two quarters of the fiscal year is generally stronger than the last two quarters due to the seasonal nature of the beverage business.

Cash flows

Cash provided by	Three months ended	Three months ended
(used in):	November 30, 2009	November 30, 2008	Change
Operating activities	$781,457	$(799,498)	$1,580,955
Investing activities	$(143,559)	$265,448	$(409,007)
Financing activities	$(487,128)	$(366,316)	$(120,812)

The increase in cash generated from operating activities for the three months ended November 30, 2009 was a result of cash generated from operating income for the period and cash generated from non-cash operating working capital items in the amount of $395,970. Cash was generated from a seasonal decrease in accounts receivable and inventory, and a slight increase in accounts payable offset by an increase in prepaid expenses. In the same quarter of the prior year, the Company incurred operating losses and utilized cash for non-cash operating working capital items in the amount of $56,688.

In the quarter ended November 30, 2008, the Company generated cash from investing activities resulting from the sale of property plant and equipment. The Company spent less on purchases of equipment for the bottling plant in the quarter ended November 30, 2009 compared to the same period of the prior year.

The Company utilized $187,417 in cash for financing activities in the quarter ended November 30, 2009 to purchase 341,750 of its issued and outstanding common shares.

Cash provided by	Nine months ended	Nine months ended
(used in):	November 30, 2009	November 30, 2008	Change
Operating activities	$3,624,401	$(1,678,452)	$5,302,853
Investing activities	$(223,259)	$(132,104)	$(91,155)
Financing activities	$(2,591,740)	$33,538	$(2,625,278)

The increase in cash generated from operating activities for the nine months ended November 30, 2009 was primarily a result of cash generated from operating income for the period along with cash generated from non-cash operating working capital items in the amount of $1,204,677. Cash was generated from a reduction in accounts receivable, inventory and prepaid expenses partially offset by cash utilized to reduce accounts payable. In the same period of the prior year, the Company incurred operating losses and utilized cash for non-cash operating working capital items in the amount of $640,732.

In the nine months ended November 30, 2008, the Company generated cash from investing activities resulting from the sale of property, plant, and equipment. The Company spent less on purchases of equipment for the bottling plant in the nine months ended November 30, 2009 compared to the same period of the prior year.

More cash was utilized for financing activities during the nine months ended November 30, 2009 mostly due to the full repayment of the remaining operating line balance compared to an increase in bank indebtedness in the same period of the prior year. The Company also utilized $187,417 in cash for financing activities in the nine months ended November 30, 2009 to purchase 341,750 of its issued and outstanding common shares.

Liquidity and Capital Resources

As at November 30, 2009, the Company had working capital of $1,365,889 and an unused portion of the revolving bank line of credit of $1,420,000 (the revolving line of credit has a limit of $3,500,000 subject to the availability of eligible collateral and at November 30, 2009, the actual limit based on eligible collateral was $1,420,000).

The agreement with respect to the bank indebtedness contains three financial covenants. The Company was in compliance with all covenants at November 30, 2009.

Considering the positive working capital position, including the cash on hand at November 30, 2009, available debt and other internal resources the Company believes that it has sufficient working capital to continue operations for the next twelve months and thereafter.

Changes in Accounting Policies including Initial Adoption

Effective March 1, 2009, the Company adopted the new accounting standard issued by the Canadian Institute of Chartered Accountants – Section 3064 “Goodwill and Intangible Assets”. The adoption of Section 3064 had no impact on the financial statements.

Disclosure of Outstanding Share Data

At January 4, 2010, the Company had 19,616,374 issued and outstanding common shares, 2,178,999 issued and outstanding stock options, of which 1,121,566 were vested, and 1,817,001 issued and outstanding common share purchase warrants.

Changes in internal control over financial reporting

There has been no change in the Company’s internal control over financial reporting that occurred during the period beginning on September 1, 2009 and ended on November 30, 2009 that has materially affected or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Forward-Looking Statements

This report includes “forward-looking information” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. The words “believe”, “intend”, “expect”, “anticipate”, “project”, “estimate”, “predict” and similar expressions are also intended to identify forward-looking statements. Forward-looking statements relate to, among other things:

  business objectives, goals and strategic plans;
  operating strategies;
  expected future revenues, earnings and margins;
  anticipated operating, selling and general and administrative costs;
  availability of raw materials, including water, sugar, cardboard and closures and flavoring;
  effects of seasonality on demand for our products;

  anticipated exchange rates, fluctuations in exchange rates and effects of exchange rates on our cost of goods sold;
  our expectation that we will have adequate cash from operations and credit facility borrowings to meet all future debt service, capital expenditure and working capital requirements in fiscal year 2010;
  anticipated capital expenditures; and
  anticipated increased sales volumes with certain product lines;

Such forward-looking statements are necessarily estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, those listed under Risk Factors, as well as other possible risk factors such as general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company's public announcements.

All forward-looking statements speak only as of the date made. All subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.